Exhibit 99.1

HAFNIA LIMITED: Ex-dividend USD 0.3443 today

22 May 2024

The shares in Hafnia Limited will be traded ex-dividend USD 0.3443 from today, 22 May 2024.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

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For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

About Hafnia:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.